Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	May 15, 2025

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to May 14, 2025, we sold a total of 16,872,696 shares of common stock at a weighted average price of $8.57 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $142.9 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

April 2025 Financial Update
On May 15, 2025, we announced management’s preliminary estimates of certain financial results for the fiscal quarter ended April 30, 2025.

PRELIMINARY ESTIMATES OF CERTAIN FINANCIAL RESULTS
•Management’s unaudited estimate of the range of our net asset value per share of our common stock at April 30, 2025 is between $6.12 and $6.22.
•Management’s unaudited estimate of the range of our net investment income per share of our common stock for the quarter ended April 30, 2025 is between $0.19 and $0.23.
•As of April 30, 2025, we had $115.9 million of term preferred stock outstanding.
These unaudited estimates are subject to the completion of our quarter-end financial closing procedures and are not a comprehensive statement of our financial position, results of operations, or cash flows for the quarter ended April 30, 2025. These estimates did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our financial results for the quarter ended April 30, 2025, which will be reported in our Semi-Annual Report on Form N-CSRS, may differ from these estimates.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after April 30, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the impact of tariff enactment and tax reductions, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net asset value, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this April 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.